6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02022827

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-53260

SEC MAIL RECEIVED PROCESSING SECTION MAY 20 2002 WASH, D.C. 155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/23/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Katalyst Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 River Road Suite 1302
(No. and Street)

Conshohocken (City) PA (State) 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gabriela de Campos 484-530-1754
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name — if individual, state last, first, middle name)

1601 Market St. (Address) Phila (City) PA (State) 19103 (Zip Code)

PROCESSED
JUN 05 2002
THOMSON FINANCIAL P

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM
5/31/2002

OATH OR AFFIRMATION

I, Katherine Boden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Katalyst Securities LLC, as of ______, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______

______

______

Notarial Seal
Patricia A. Szczepaniak, Notary Public
Whitemarsh Twp., Montgomery County
My Commission Expires Dec. 26, 2005

Katherine Boden
Signature

VP: Chief Compliance Officer
Title

Patricia A. Szczepaniak
Notary Public

This report** contains (check all applicable boxes):.

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NASD REGULATION
An NASD Company

RECEIVED
MAY 20 2002
SEC MAIL PROCESSING SECTION
WASH. D.C. 155

April 12, 2002

Mr. John R. Fitzgerald, President
Katalyst Securities LLC
1200 River Road, Suite 1302
Conshohocken, PA 19428

Dear Mr. Fitzgerald:

This will acknowledge receipt of your December 31, 2001 annual audited report of financial condition, filed pursuant to Securities and Exchange Commission Rule 17a-5(d)(1). The report as submitted was found deficient in that it did not contain a computation for determination of reserve requirements pursuant to SEC Rule 15c3-3. If an exemption is claimed, a statement detailing the basis under which the broker/dealer claims an exemption from SEC Rule 15c3-3 should be submitted. A statement was included; however, the incorrect exemption was claimed. Footnote 6 indicates the firm is exempt pursuant to subparagraph (k)(3), whereas the Membership Agreement states (k)(2)(i).

Therefore, your submission cannot be considered in compliance with the filing requirements of the Rule. The text of the Rule can be found on pages 8281 through 8296 of the Association's Manual. If you need assistance, I would suggest you review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, you are requested to furnish the aforementioned item by April 26, 2002. In addition, a copy must be sent both to NASD Regulation, Inc., and to the SEC in Philadelphia, PA and the SEC in Washington, DC along with a new completed Part III Facing Page, which is enclosed for your convenience.

As set forth on the NASD Regulation website, *www.nasdr.com*, the NASD will not accept any mail that does not have complete return names and addresses. Please be sure when sending mail to the NASD that your information is fully and appropriately labeled.

Your prompt attention should be given to this matter. If you have any questions, please contact Donna M. Bernard, Compliance Examiner, at (215) 963-1972.

Sincerely,

AnnMarie McGarrigle

AnnMarie McGarrigle
Supervisor of Examiners
AMM/cm

Enclosure

cc: Ms. Sherry Lawrence
NASD Regulation, Inc.
Member Regulation Programs/Systems Support
9509 Key West Avenue
Rockville, MD 20850

Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
The Curtis Center 1120 E.
601 Walnut Street
Philadelphia, PA 19106-3322

Arthur Andersen LLP
Certified Public Accountants
1601 Market St.
Philadelphia, PA 19103

ANDERSEN

KATALYST SECURITIES LLC

(a limited liability company)

Financial Statements

December 31, 2001

(With Auditors' Report Thereon)

KATALYST SECURITIES LLC

Table of Contents

ANDERSEN

Report of Independent Public Accountants

To the Board of Managers
Katalyst Securities LLC:

We have audited the accompanying statement of financial condition of Katalyst Securities LLC (a Pennsylvania limited liability company) as of December 31, 2001, and the related statements of operations, member's equity (deficit) and cash flows for the period from February 23, 2001 (inception) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Katalyst Securities LLC as of December 31, 2001, and the results of its operations and its cash flows for the period from February 23, 2001 (inception) through December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied to the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Philadelphia, Pennsylvania
February 7, 2002

KATALYST SECURITIES LLC
(a limited liability company)

Statement of Financial Condition

As of December 31, 2001

Assets		
Current assets:		
Cash	$	15,055
	$	15,055
Liabilities and Member's Equity (Deficit)		
Current liabilities:		
Accounts payable	$	6,000
Due to related party		9,854
Total current liabilities		15,854
Member's equity (deficit):		
Capital		15,000
Accumulated deficit		(15,799)
Total member's equity (deficit)		(799)
	$	15,055

See accompanying notes to financial statements.

KATALYST SECURITIES LLC
(a limited liability company)

Statement of Operations

From February 23, 2001 (inception) through December 31, 2001

Revenues:		
Interest	$	175
Expenses:		
Registration, licensing and membership fees		9,974
Professional fees		6,000
		15,974
Net loss	$	(15,799)

See accompanying notes to financial statements.

KATALYST SECURITIES LLC
(a limited liability company)

Statement of Member's Equity (Deficit)

From February 23, 2001 (inception) through December 31, 2001

	Capital	Accumulated Deficit	Total Member's Equity (Deficit)
Balance, February 23, 2001 (inception)	$ —	$ —	$ —
Initial capitalization	15,000	—	15,000
Net loss	—	(15,799)	(15,799)
Balance, December 31, 2001	$ 15,000	$ (15,799)	$ (799)

See accompanying notes to financial statements.

KATALYST SECURITIES LLC
(a limited liability corporation)

Statement of Cash Flows

From February 23, 2001 (inception) through December 31, 2001

Cash flows from operating activities:		
Net loss	$	(15,799)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Increase in cash due to changes in:		
Accounts payable		6,000
Due to related party		9,854
Net cash provided by operating activities		55
Cash flows from financing activities:		
Initial capitalization		15,000
Net increase in cash		15,055
Cash, beginning of period		—
Cash, end of period	$	15,055

See accompanying notes to financial statements.

(1) Description of Business

Katalyst Securities LLC (the Company) is a Pennsylvania limited liability company incorporated on February 23, 2001 and is a wholly owned subsidiary of Katalyst LLC (Katalyst). The Company is licensed as a securities broker/dealer with the Securities and Exchange Commissions (SEC) and is a member of the National Association of Securities Dealers (NASD). As such the Company is subject to the Securities Exchange Act of 1934.

The Company provides services in connection with private capital placements and merger and acquisition transactions. The Company does not intend to hold customer funds or safe-keep customer securities and has not provided any billable services or collected any fees since inception.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with the accounting principles generally accepted in the United States for the securities brokerage industry.

Cash

Cash consists of cash invested in a commercial bank account.

Income Taxes

Provision for income taxes is not included in the Company's financial statements, since the Company is a limited liability company and earnings or losses are allocated to the member for inclusion in its separate income tax return.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) **Services and Expense Agreement**

In March 2001 the Company and Katalyst entered into a services and expense agreement whereby Katalyst will provide to the Company employee and administrative services in exchange for the net income of the Company less an amount necessary for the Company to maintain its net capital requirements in accordance with the Securities Exchange Act of 1934. Pursuant to this agreement, all accounting and audit fees, as well as fees associated with the Company's registrations, licensings and memberships as a broker-dealer, are to be paid by the Company.

As of December 31, 2001, the Company has a liability of $9,854 due to Katalyst for amounts paid on its behalf.

(4) **Capital**

On March 13, 2001, Katalyst received a 100% interest in the Company in exchange for $15,000.

(5) **Net Capital Requirements**

On August 28, 2001, the Company became licensed as a securities broker/dealer with NASD and became subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 requires maintenance of minimum net capital and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2001, the Company had net capital, as defined, of ($799) which was insufficient in comparison to its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is not applicable as the Company's net capital is a negative amount.

The Company rectified the required net capital deficiency with the receipt of an additional capital contribution of $10,000 from Katalyst on February 1, 2002. The insufficient net capital was caused by the fact that the Company did not accrue for certain costs for professional services applicable to the period ended December 31, 2001 until the final year-end closing process was completed in January 2002. As noted above, the insufficient net capital was rectified and the Company has notified the Securities and Exchange Commission, the National Association of Securities Dealers and certain other parties on February 4, 2002 of this matter.

There is no difference between the amount of regulatory net capital as presented in Schedule I which follows these notes to financial statements, and the amount of regulatory net capital as presented in the Company's filing included in the FOCUS Report – Part II A as of December 31, 2001.

(6) Exemption from Reserve Requirements

Under the SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(i), the Company is exempt from a requirement to maintain reserves for the exclusive benefit of its customers and accordingly, also has no possession or control requirements. According to the Company's NASD Membership Agreement, the Company will not hold customer funds or safe-keep customer securities. As of December 31, 2001, the Company was in compliance with the conditions of this exemption.

Accordingly, pursuant to Rule 17a-5, the only supplementary information required to be filed with this report is Schedule I regarding the computation of net capital.

KATALYST SECURITIES LLC **Schedule I**
(a limited liability company)

Schedule I - Computation of Net Capital Pursuant to SEC Rule 15c3-1
As of December 31, 2001

Net capital	$	(799)
Aggregate indebtedness:		
Items included in statement of financial condition -		
Other accounts payable and accrued expenses	$	15,854
Computation of basic net capital requirement:		
Minimum net capital required	$	5,000
Excess net capital	$	(5,799)
Excess net capital at 1500%	$	(3,177)
Excess net capital at 1000%	$	(2,384)
Ratio: aggregate indebtedness to net capital		N/A*

* Not applicable as net capital is a negative amount.

ANDERSEN

Report of Independent Public Accountants on Internal Control

To the Board of Managers
Katalyst Securities LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Katalyst Securities LLC (the Company) for the period from February 23, 2001 (inception) through December 31, 2001, we considered its internal control, including control activities for safeguarding of securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by Rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the Untied States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific

internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, other than the matter noted below, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

As of December 31, 2001, the Company had net capital, as defined, of ($799) which was insufficient in comparison to its required net capital of $5,000. The Company rectified the required net capital deficiency with the receipt of an additional capital contribution of $10,000 from its sole member on February 1, 2002. The insufficient net capital was caused by the fact that the Company did not accrue for certain costs for professional services applicable to the period ended December 31, 2001 until the final year-end closing process was completed in January 2002. As noted above, the insufficient net capital was rectified and the Company has notified the Securities and Exchange Commission, the National Association of Securities Dealers and certain other parties on February 4, 2002 of this matter. Management has implemented control procedures to properly account for and report the cost of such amounts due to its member in the Company's financial statements and net capital calculations, as well as to address the appropriate accounting and reporting associated with any new or modified contractual arrangements. This condition was considered by us in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Katalyst Securities LLC for the period from February 23, 2001 (inception) through December 31, 2001, and this report does not affect our report thereon dated February 7, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's member, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Philadelphia, Pennsylvania
February 7, 2002